SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 03, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

3 March 2014

Smith & Nephew plc (the "Company") announces that it has received notification of the following transactions by R Gordon Howe, who today exercised options and disposed of Ordinary Shares of US$0.20 each as follows:

Name of PDMR:	R Gordon Howe
Plan:
i. 2004 Executive Share Option Plan (grant date 19/05/2004)
ii. 2004 Executive Share Option Plan (grant date 14/03/2005)
iii. 2004 Executive Share Option Plan (grant date 13/03/2006)
iv. 2004 Executive Share Options Plan (grant date 15/03/2007)
v. 2001 US Share Option Plan (grant date 15/08/2008)
vi. 2001 US Share Option Plan (grant date 13/08/2009)
vii. Global Share Plan 2010 (grant date 09/09/2010)
viii. Global Share Plan 2010 (grant date 07/09/2011)

Number of Ordinary Shares purchased:	i. 13,950 ii. 7,186 iii. 12,918 iv. 9,789 v. 31,633 vi. 48,606 vii. 47,413 viii. 28,294
Option price per Ordinary Share:	i. 574.5p per share ii. 533p per share iii. 514p per share iv. 626.5p per share v. 622p per share vi. 479p per share vii. 538p per share viii. 599p per share
No. of Ordinary Shares sold:	i. 13,950 ii. 7,186 iii. 12,918 iv. 9,789 v. 31,633 vi. 48,606 vii. 47,413 viii. 28,294
Total shareholding following transaction:	14,834 ADS (representing 74,170 Ordinary Shares)

Notes:

a)       The shares were sold at a price of 928.5p per Ordinary Share.

b)       The transaction took place in London, UK.

c)       The total percentage holding following the notification is less than 0.1% of the Company's issued share capital.

d)       One ADS is the equivalent of five Ordinary Shares of US$0.20 each.

 This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 03, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary